SharpLink Gaming Ltd.

333 Washington Avenue North, Suite 104

Minneapolis, Minnesota 55401

(612) 293-0619

February 13, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SharpLink Gaming Ltd.
Registration Statement Filed on September 22, 2023
File Number: 333-274659

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SharpLink Gaming Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 (File No. 333-274659) (the “Registration Statement”) initially filed with the Commission on September 22, 2023 and amended on October 6, 2023.

In consideration of the Company completing its planned domestication merger with SharpLink Gaming, Inc., as announced on February 13, 2024, the Company will not be pursuing an equity offering under the Registration Statement. No securities were issued or sold under the Registration Statement.

If you have any questions with respect to the foregoing, please call me at 612-293-0619.

Sincerely,
SharpLink Gaming Ltd.

By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer